Morgan Stanley Income Securities Inc.

On June 16, 2010, a meeting of the Fund's shareholders was held for the purpose of voting on the following matter, the results of which were as follows:

Election of Directors by all Shareholders:


Director		For		Withhold 	Abstain
Michael F. Klein	7,044,161	256,604	 	0
Michael E. Nugent	7,036,980	263,785	 	0
W. Allen Reed		7,038,177	262,588	 	0
